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                       Securities and Exchange Commission

                             Washington, D.C., 20549

                                   FORM N-54C

       NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO
               SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

         The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to Sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of Section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:


Name:  Fiduciary Capital Partners, L.P.

Address of Principal Business Office (No. & Street, City, State, Zip Code): 1530 Sixteenth Street, Suite 200, Denver, Colorado 80202


Telephone Number (including area code):  (303) 446-5926

File Number under the Securities Exchange Act of 1934:  0-17737

The following is the basis for the filing of this notification of withdrawal:
The company (1) has distributed substantially all of its assets to its securityholders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

                                    SIGNATURE

         Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to Sections 55 through 65 of the Act to be duly signed on its behalf in the city of Denver and state of Colorado on the 20th day of December, 2001.


                                       FIDUCIARY CAPITAL PARTNERS, L.P.

                                       By:  FCM FIDUCIARY CAPITAL MANAGEMENT
                                            COMPANY
                                            its Managing General Partner

                                       By:  FCM FIDUCIARY CAPITAL CORPORATION

                                       By:  /s/ Paul Bagley
                                            ------------------------------------
                                            Paul Bagley
                                            Chairman and Chief Executive Officer


Attest: /s/ Donald R. Jackson
        ---------------------------
        Donald R. Jackson
        Secretary, FCM Fiduciary Capital Corporation